UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated October 4, 2006
          CDC Software Estimates Record High Software License Revenue in
          Preliminary Estimates for Third Quarter 2006

1.2       Press release dated October 16, 2006
          Leading Dairy Company Uses Ross Supply Chain Solution from CDC
          Software to Improve Forecasting and Meet Scan-Based Trading Mandate

1.3       Press release dated October 17, 2006
          CDC Corporation Clarifies CEO Option Donation & Trading Plans

1.4       Press release dated October 19, 2006
          CDC Games Expands Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 19, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated October 4, 2006 -- CDC Software Estimates Record High Software License Revenue in Preliminary Estimates for Third Quarter 2006
1.2	Press release dated October 16, 2006 -- Leading Dairy Company Uses Ross Supply Chain Solution from CDC Software to Improve Forecasting and Meet Scan-Based Trading Mandate
1.3	Press release dated October 17, 2006 -- CDC Corporation Clarifies CEO Option Donation & Trading Plans
1.4	Press release dated October 19, 2006 -- CDC Games Expands Board of Directors